O’Melveny & Myers LLP	T: +1 650 473 2600	File Number:
2765 Sand Hill Road	F: +1 650 473 2601	0642360-00033
Menlo Park, CA 94025-7019	omm.com

April 10, 2018

VIA EDGAR

Folake Ayoola
Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sphere 3D Corp.
Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2018
File No. 001-36532

Dear Ms. Ayoola:

On behalf of Sphere 3D Corp., an Ontario corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated March 12, 2018 (the “Comment Letter”), regarding the above referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”).

For your convenience, we have reproduced the Staff’s comments below and have provided a response below each comment. Capitalized terms used but not defined in this letter shall have the meanings specified in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed February 27, 2018

Risk Factors relating to the Proposal to Approve the Transaction Resolution, page 47

1.

You state on page 40 that shareholders should be aware that certain of the company’s directors and executive officers may have interests in the Share Purchase that are different from, or in addition to, those of your shareholders generally. Please revise to provide material risks related to the potential conflicts of interest.

Response:

In response to the Staff’s comment, the Company has revised page 49 of the Preliminary Proxy Statement to include the following risk factor:

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

“Certain of our executive officers and members of the Board of Directors have interests in the Share Purchase that are different from, or are in addition to, the interests of our Shareholders generally.

Certain of our executive officers and directors have interests in the Share Purchase that are different from, or are in addition to, the interests of our Shareholders generally, including, among others, the payment of certain severance and equity acceleration provisions that would be triggered as a result of the consummation of the Share Purchase. These severance and equity acceleration provisions were agreed to by the Company prior to the commencement of the negotiations with Purchaser. Our Board of Directors was aware of these interests and considered them, among other matters, in approving the Share Purchase Agreement and the Share Purchase and making its recommendation that the Company shareholders vote in favor of the Share Purchase. See the section of this proxy statement captioned “The Share Purchase—Interests of Sphere 3D’s Directors and Executive Officers in the Share Purchase” beginning on page 40 of this Proxy Statement for a detailed description of the executive officers’ and directors’ material interests.”

2.

You state that you may fail to satisfy the continued listing standards of the NASDAQ Capital Market and may have to delist your common shares. Please provide us with a detailed analysis regarding the applicability of Rule 13e-3 of the Exchange Act to the proposed transaction. In this regard, we note that the Share Purchase may be deemed to constitute a sale of “substantially all of the assets” of the company and that Eric Kelly, the company’s chairman and chief executive officer, is a control person of the purchaser, Silicon Valley Technology Partners LLC. Additionally, you disclose that it is currently anticipated that the purchaser will offer to Kurt L. Kalbfleisch, the company’s chief financial officer, a position at Silicon Valley Technology Partners LLC to serve as the chief financial officer of the purchaser, and will offer to Jenny Yeh, the company’s general counsel, a position to serve as the general counsel of the purchaser. If you believe one of the exceptions in Rule 13e-3(g) applies, please identify the exception and outline the facts supporting your reliance on it. For guidance, please refer to the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, after careful consideration of Rule 13e-3, the Company determined (as further described below) that the proposed purchase of the outstanding shares of Overland Storage, Inc. (“Overland Storage”) by Silicon Valley Technology Partners LLC from the Company (the “Share Purchase”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because there is neither any reasonable likelihood nor any purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii).

Although a risk factor was included in the Proxy Statement which stated that the Company may fail to satisfy continued listing standards of The NASDAQ Capital Market and may have to delist the Company’s common shares, there is not a reasonable likelihood of such an effect. To satisfy the Continued Listing Standards of The NASDAQ Capital Market under Section 5550(a) and Section 5550(b)(1) thereof, an issuer must (i) have stockholders’ equity of at least $2.5 million, (ii) have at least 500,000 publicly held shares, (iii) have a market value of publicly held securities of at least $1 million, (iv) have a bid price of $1, (v) have at least 300 public holders and (vi) have two market makers.

The Company believes that it will continue to satisfy such Continued Listing Standards of The NASDAQ Capital Market, as more fully outlined below:

•	As set forth in the Pro Forma Financials, the Company expects to have stockholders’ equity of at least $2.5 million.

•	As of March 31, 2018, the Company had outstanding 9,427,695 common shares, the vast majority of which are publicly held.

•

The Company reasonably believes that the bid price for a common share will be at least $1 per share following the consummation of the Share Purchase. First, by selling Overland Storage for $45 million, the Company will use the proceeds therefrom to repay its obligations under the Opus Credit Agreement, FBC Note and the MFV Note and upon the closing will no longer be liable for the obligations of Overland Storage. The Company believes that the loss of revenue from Overland Storage will be offset by the repayment of such outstanding debt and the Company’s ceasing to be responsible for the obligations of Overland Storage. Accordingly, the Company believes that the underlying value of the Company’s common shares will remain at least the same as prior to the consummation of the Share Purchase and given the three-month closing average per share price of the Company’s common shares ending on April 5, 2018 is $2.12 per share (which we believe more accurately reflects the value of the Company than the Company’s current share price), the Company believes the stock price will be at least $1 per share following the consummation of the Share Purchase.

•

The Company reasonably believes that following the closing of the contemplated transaction the publicly held common shares will have a market value in excess of $1 million. As noted above, the Company believes that following the closing of the Share Purchase, the Company will continue to have at least the same underlying value as prior to the consummation of the Share Purchase. Given that the vast majority of the shares of the Company are publicly held and that the Company’s current market capitalization is in excess of $8 million, the Company reasonably believes that the publicly held common shares will have a market value in excess of $1 million.

•	The Company has over 300 public shareholders.

•	The Company has at least two market makers.

Based on this information, there is not a reasonable likelihood that the Company will not continue to meeting the listing requirements of The NASDAQ Capital Market.

In response to the Staff’s comment and based on the above, we will revise the Proxy Statement as follows:

Page 3: “following the completion of the Share Purchase, although we do not believe there is a reasonable likelihood of such an effect, we may fail to satisfy the continued listing standards of The NASDAQ Capital Market and may have to delist our Common Shares”

Page 13: “Even though we currently satisfy the continued listing standards for The NASDAQ Capital Market and, although we do not believe there is a reasonable likelihood of such an effect, there can be no assurances that following the completion of the Share Purchase we will satisfy the continued listing standards of The NASDAQ Capital Market.”

Page 17: “although we do not believe there is a reasonable likelihood of such an effect, we may fail to satisfy the continued listing standards of The NASDAQ Capital Market and may have to delist our Common Shares”

Page 49: “Following the completion of the Share Purchase, although we do not believe there is a reasonable likelihood of such an effect, we may fail to satisfy the continued listing standards of The NASDAQ Capital Market and may have to delist our Common Shares.

Even though we currently satisfy the continued listing standards for The NASDAQ Capital Market and although we do not believe there is a reasonable likelihood of such an effect, following the completion of the Share Purchase, we may fail to satisfy the continued listing standards of The NASDAQ Capital Market. In the event that we are unable to satisfy the continued listing standards of The NASDAQ Capital Market, our Common Shares may be delisted from that market. Any delisting of our Common Shares from The NASDAQ Capital Market could adversely affect:

•	our ability to attract new investors;

•	decrease the liquidity of our outstanding Common Shares;

•	reduce our flexibility to raise additional capital;

•	reduce the price at which our Common Shares trade; and

•	increase the transaction costs inherent in trading such Common Shares with overall negative effects for our Shareholders.

In addition, delisting of our Common Shares could deter broker-dealers from making a market in or otherwise seeking or generating interest in our Common Shares, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our Common Shares and our business, financial condition and results of operations.”

General

3.

Please revise to include the financial information called for by Item 14 of Schedule 14A, including Items 14(c)(1), 14(c)(2) and (b)(8)-(11), as applicable. Your revision should include your audited financial statements for the most recent fiscal year and the unaudited financial statements of the business to be disposed for the two most recent fiscal years as well as pro forma financial information giving effect to the disposition of the business for the latest two completed fiscal years. Alternatively, please tell us why you believe such financial information is not material. In this regard, we note that the sale of your Overland Storage subsidiary to Silicon Valley Technology Partners appears to involve a sale of substantially all your assets. We also note that you do not intend to distribute the net proceeds of the Share Purchase to your shareholders, but intend to use the proceeds from the Share Purchase to repay outstanding obligations. We finally note that financing is not assured and your disclosure that there is a risk that the financing may not be available. For guidance, please refer to Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

Response:
In response to the Staff’s comment, the Company has revised the Preliminary Proxy Statement to (i) include the Company’s audited financial statements for the year ended December 31, 2017 by incorporating by reference into the Preliminary Proxy Statement the Company’s Annual Report on Form 10-K (File No. 001-36532) filed with the SEC on March 21, 2018, (ii) unaudited financial statements of the Overland Storage business, excluding the Merged Business and the Snap Business for the two most recent fiscal years and (iii) pro forma financial information of the Company giving effect to the Share Purchase for the latest two completed fiscal years (the “Pro Forma Financials”).

*****

If you have additional questions or require additional information with respect to this letter, please do not hesitate to contact me at (650) 473-2613 or psieben@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ Paul Sieben
Paul Sieben
of O’Melveny & Myers LLP

cc:	Eric Kelly, Sphere 3D Corp.
Jenny Yeh, Sphere 3D Corp.

ANNEX A

The undersigned hereby acknowledges that in connection with the Schedule 14A filed on February 27, 2018 (File No. 001-36532), as amended or supplemented:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 10, 2018

Sphere 3D Corp.

By:	/s/ Eric Kelly
Name:	Eric Kelly
Title:	Chief Executive Officer